PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated August 6, 2010)	Registration No. No. 333-167012
DORAL FINANCIAL CORPORATION
91,986,097 Shares of Common Stock
     This prospectus supplement updates and supplements the prospectus dated August 6, 2010 and the prospectus supplements dated August 9, 2010, August 11, 2010, September 13, 2010, November 4, 2010, November 15, 2010, December 6, 2010, December 8, 2010, January 24, 2011, and March 9, 2011.
     This prospectus supplement should be read in conjunction with the accompanying prospectus, including any supplements thereto, which is to be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the accompanying prospectus and any supplements thereto, except to the extent that the information in this prospectus supplement supersedes the information contained in the accompanying prospectus or any supplements thereto. You should read both this prospectus supplement and the accompanying prospectus and any supplements thereto as well as any post-effective amendments to the registration statement of which this prospectus supplement and the accompanying prospectus form a part, together with the additional information described under “Where You Can Find More Information” in the accompany prospectus before you make any investment decision.
     See the “Risk Factors” section beginning on page 4 of the accompanying prospectus and the “Risk Factors” section in our Annual Report on Form 10-K filed with the SEC on March 9, 2011 for a discussion of certain risks that you should consider before investing in our common stock.
     The securities offered by this prospectus supplement and the accompanying prospectus, including any supplements thereto, are our unsecured obligations and are not savings accounts, deposits, or other obligations of any bank or non-bank subsidiary of ours and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
     Neither the Securities and Exchange Commission, any state securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus, including any supplements thereto. Any representation to the contrary is a criminal offense.
     This prospectus supplement and the accompanying prospectus, including any supplements thereto, relate to the potential resale from time to time by selling stockholders of shares of Doral Financial Corporation common stock, $0.01 par value per share.
     The selling stockholders may offer the securities from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, prevailing market prices, at prices related to prevailing market prices or at negotiated prices. If the securities are sold through underwriters, broker-dealers or agents, the selling stockholders will be responsible for underwriting discounts or commissions or agents’ commissions.
     We will not receive any proceeds from the sale of the securities by the selling stockholders.
     We are responsible for the information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus, including any supplements thereto. We have not authorized anyone to provide you with additional information or information different from that contained in this prospectus supplement and the accompanying prospectus, including any supplements thereto, and we take no responsibility for any other information that others may give you. This prospectus supplement and the accompanying prospectus and any supplements thereto do not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus, including any supplements thereto, is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or any supplement thereto or the date of any document incorporated by reference herein.
The date of this prospectus supplement is March 10, 2011.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of report (Date of earliest event reported): March 9, 2011
DORAL FINANCIAL CORPORATION
(Exact Name of Registrant as Specified in Charter)

Puerto Rico (State or Other Jurisdiction of Incorporation)	001-31579 (Commission File Number)	66-031262 (IRS Employer Identification No.)
1451 Franklin D. Roosevelt Avenue, San Juan, Puerto Rico 00920-2717
(Address of Principal Executive Offices, Including Zip Code)
Registrant’s telephone number, including area code: 787-474-6700
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

Item 2.02	Results of Operations and Financial Condition
     On March 9, 2011, Doral Financial Corporation (“Doral Financial” or the “Company”) issued a press release announcing its results of operations for the quarter and year ended December 31, 2010 and its financial condition as of December 31, 2010. A copy of the press release is attached hereto as Exhibit 99.1.
     The information furnished pursuant to this Item 2.02 of this Current Report on Form 8-K, including the press release included in Exhibit 99.1, relating to its results of operations for the quarter and year ended December 31, 2010 and its financial condition as of December 31, 2010, shall not be deemed “filed” for purposes of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, unless otherwise expressly stated in such filing.

Item 7.01	Regulation FD Disclosure.
     Beginning March 10, 2011, Doral Financial Corporation (“Doral Financial”) intends to use the investor presentation materials filed herewith, in whole or in part, in one or more meetings or telephone conferences with current and prospective investors. A copy of the investor presentation materials is attached hereto as Exhibit 99.2.
     The information furnished pursuant to this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.2, shall not be deemed “filed” for purposes of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, unless otherwise expressly stated in such filing.

Item 9.01	Financial Statements and Exhibits.
     (d) Exhibits

99.1	Press release dated March 9, 2011.
99.2	Investor presentation of Doral Financial Corporation
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DORAL FINANCIAL CORPORATION
Date: March 10, 2011	By:	/s/ Enrique R. Ubarri
		Name:	Enrique R. Ubarri
		Title:	Executive Vice President and General Counsel

EXHIBIT 99.1

Doral Financial Corporation Reports Financial Results for the Fourth Quarter
and Year Ended December 31, 2010
Reports Net Loss of $36.1 Million for the Fourth Quarter
Substantial Reduction in Non-Performing Assets
Capital Exceeds Well Capitalized Benchmarks
SAN JUAN, Puerto Rico — March 09, 2011 — Doral Financial Corporation (NYSE:DRL) (“Doral” or the “Company”), the holding company of Doral Bank, a leading community bank based in Puerto Rico, and Doral Bank FSB, with operations in New York City and northwest Florida, reported a net loss of $36.1 million for the quarter ended December 31, 2010, and a net loss of $291.9 million for the year ended December 31 2010, compared to net losses of $21.1 million and $318.3 million for the years ended December 31, 2009 and 2008, respectively.
“During the year, Doral took actions that improved asset quality, diversified our business and reduced interest rate risk. As a consequence of these actions, Doral is well positioned for improved earnings in 2011.” said Glen Wakeman, CEO and President of Doral Financial Corporation.
Notable events that occurred during the year include:
•	Raised $171MM of new common equity: In April 2010, Doral raised $171.0 million of new capital. The capital raise enhanced Doral’s capital ratios, which had, previous to the raise, already exceeded the regulatory well capitalized benchmarks.

•	Sold $559MM of low-quality assets and recognized a loss of $162MM:
o	On April 2010, Doral sold $378.0 million of non-agency collateralized mortgage obligations (“CMO”) at a loss of $136.8 million. $129.7 million of the loss had previously been reflected as a reduction of common equity in other comprehensive income (loss), resulting in an incremental charge to common equity from the CMO sale of $7.1 million.

o	On July 29, 2010, the Company sold performing and non-performing residential construction loans and foreclosed residential construction properties with a book value of $114.6 million, and unpaid principal balance of approximately $138.0 million, to a third party for $102.0 million in cash and a note receivable.

o	During the fourth quarter of 2010, Doral sold for $9.3 million and assigned to a third party all of Doral’s rights, title, and interest in and to its claims in the Lehman Brothers, Inc. Securities Investor Protection Corporation proceeding, including all of its rights to prosecute its claims. As a result, Doral recognized a loss of $1.5 million on the net receivable in the fourth quarter and $12.4 million for the full year.

•	Decreased Non-Performing Assets by $202MM: Non-performing assets, excluding government guaranteed FHA / VA mortgages, as of December 31, 2010 were $730.5 million, a decrease of $201.8 million when compared to December 31, 2009.

•	Diversified Operations: Expanded Mainland operations by expanding US secured lending and opening four retail branches in northwest Florida and New York.

•	Grew Core Banking Business: Average deposits increased 14.1% or $223.4 million while deposit prices fell 45 bps.

•	Expanded Community Programs: Helped tens of thousands of families during this difficult economic environment keep their homes through d hogares program, while donating 17 homes to families in need. Launched Se Trata program in alliance with Ricky Martin Foundation, which is the first massive effort in Puerto Rico to take action on human trafficking by educating more than one million people. Strengthened 10 communities in low income areas by reforesting their parks through d parques program.
FINANCIAL HIGHLIGHTS
•	Net loss attributable to common shareholders for the year ended December 31, 2010 of $274.4 million, resulted in a diluted loss per share of $2.96, compared to a net loss attributable to common shareholders for the corresponding 2009 and 2008 periods of $45.6 million and $351.6 million, or a diluted loss per share of $0.81 and $6.53, respectively.

•	Net interest income for the year ended December 31, 2010 was $160.6 million, compared to $167.6 million and $177.5 million for the corresponding 2009 and 2008 periods, respectively. The decrease of $7.0 million in net interest income during 2010, compared to 2009, resulted from a reduction in interest income of $56.7 million, partially offset by a reduction in interest expense of $49.7 million. The reduction in interest income resulted from (i) a reduction of $2.8 million in interest income on loans primarily related to a decrease in interest income on mortgage loans of $9.4 million driven by various factors such as the level of non-accrual loans and yield concessions on loan loss mitigation activities, a reduction of $3.3 million in interest income on construction loans resulting from the sale of a construction portfolio to a third party and run-off, a reduction of $3.1 million in interest income on consumer portfolio due primarily to charge-offs, partially offset by an increase of $13.0 million on interest income on commercial loans due to increases in the U.S. syndicated loan portfolio; (ii) a decrease of $45.8 million in interest on MBS impacted by the sale of non-agency CMOs and other MBS during the second and third quarter of 2010; and (iii) a decrease in interest on other investment securities due to a reduction in the average balance of other investment securities related to sales, calls and/or maturities. The decrease in interest expense resulted principally from (i) a reduction of $14.3 million in interest expense on deposits driven by the rollover of maturing brokered CDs at lower current market rates, as well as shifts in the composition of the Company’s retail deposits; (ii) a reduction of $18.1 million in interest expense on securities sold under agreements to repurchase driven by a decrease of $248.5 million in the average balance of repurchase agreements and a general decline in interest rates; and (iii) a decrease of $15.8 million in interest on advances from FHLB resulted primarily from the decline in the average balance of FHLB of $421.7 during 2010.
•	Doral Financial’s provision for loan and lease losses for the year ended December 31, 2010 amounted to $99.0 million, compared to $53.7 million and $48.9 million for the corresponding 2009 and 2008 periods, respectively. The higher provision for loan and lease losses in 2010 was driven by increases in the provision for residential, commercial real estate and construction and land portfolios. The $45.3 million increase in the provision for loan and lease losses during 2010 compared to 2009 was due to higher commercial real estate non-performing loans, the effect of charge-offs related to foreclosed loans, and the transfer and subsequent sale of certain construction loans to held for sale, higher loss mitigation volume and an increase in severities (in the determination of the provision) due to strategic decision to accelerate OREO dispositions.

•	Non-interest loss for the year ended December 31, 2010 was $14.1 million, compared to non-interest income of $87.2 million and $79.5 million for the corresponding 2009 and 2008 periods. The non-interest loss of $14.1 during 2010 resulted from (i) an OTTI loss of $14.0 million recognized on eight of the Company’s non-agency CMOs; (ii) a net loss on investment securities of $101.5 million, net of cost to terminate related borrowings, due to the sale of approximately $2.2 billion of mortgage-backed securities at a loss of $138.0 million partially offset by other securities sold at a gain of $36.5 million; (iii) a net gain on trading activities of $25.4 million driven principally by gains on sale of securities held for trading, on the IO valuation and on the MSR economic hedge; and (iv) an increase in other income of $2.2 million due to a gain of $3.0 million on redemption of shares of VISA, Inc.

•	Non-interest expense for the year ended December 31, 2010 was $324.6 million, compared to $243.8 million and $240.4 million for the years ended December 31, 2009 and 2008, respectively. Non-interest expenses for the year ended December 31, 2010 were impacted by (i) an increase of $26.2 million in total OREO and other related expense due to the recognition of an additional provision of $17.0 million to account for the effect of management’s strategic decision to reduce pricing in order to accelerate OREO sales, adjustments driven by lower values of certain of Doral’s OREO properties, higher levels of repossessed units and higher expenses to maintain the properties in saleable conditions; (ii) an increase of $22.3 million in professional services expenses driven by amounts advanced to cover legal expenses of the Company’s former officers, for the management of legacy portfolios and expenses associated with non-recurring transactions that occurred during 2010; (iii) an increase of $6.4 million in compensation and employee benefits mainly related to bonuses and other compensation paid to certain officers of the Company, (vi) an additional $12.3 million loss on Lehman Brothers, Inc. and a subsequent loss on the sale of the claim; and (v) other increases in occupancy and advertising expenses.

•	An income tax expense of $14.9 million for the year ended December 31, 2010 compared to an income tax benefit of $21.5 million and an income tax expense of $286.0 million for the corresponding 2009 and 2008 periods. The recognition of an income tax expense for 2010 was related to taxes on U.S. source income and to recognize additional deferred tax assets, primarily NOLs, net of amortization of existing

DTAs and a net increase in the deferred tax asset valuation allowance. The income tax benefit for 2009 was related to the effect on DTAs of certain tax agreements.
•	The Company reported other comprehensive income of $115.6 million for the year ended December 31, 2010, compared to other comprehensive income of $11.7 million and other comprehensive loss of $90.1 million for the corresponding 2009 and 2008 periods. The increase in other comprehensive income for the year ended December 31, 2010 resulted principally from sale of the Company’s non-agency CMOs during the second quarter of 2010, that drove the realization of a loss of approximately $129.7 million at the time of the sale.

•	Doral Financial’s loan production for the year ended December 31, 2010 was $1.4 billion, compared to $1.1 billion and $1.3 billion for the comparable 2009 and 2008 periods. The increase in Doral Financial’s loan production during 2010 resulted from an increase in commercial production of $286.8 million generated by the Company’s U.S. based middle market syndicated lending unit which is engaged in acquiring participating interests in credit facilities in the syndicated loan market and to an increase in construction loans largely due to the issuance of a note receivable of $96.9 million related to the sale of a construction loan portfolio to a third party.

•	Total assets as of December 31, 2010 totalled to $8.6 billion compared to $10.2 billion as of December 31, 2009. The decrease in total assets was due to a reduction of $1.3 billion in the Company’s investment securities portfolio that resulted from a combination of a sale of $2.3 billion of MBS, primarily CMOs, and other securities, partially offset by purchases totalling $1.6 billion, primarily of shorter duration MBS, as part of interest rate risk management strategies. There was also a decrease in cash and cash equivalents of $307.9 million used to finance the purchase of investments.

•	Non-performing loans (“NPLs”) as of December 31, 2010 were $626.5 million, a decrease of $211.5 million from December 31, 2009. During the third quarter of 2010, the Company sold certain construction loans and OREO to a third party resulting in a reduction of $63.2 million in construction and land loans that were non-performing. The remainder of the decrease resulted from expanded collection activities and loss mitigation efforts across all portfolios. Non-performing assets (“NPAs”) as of December 31, 2010 were $851.8 million, a decrease of $90.8 million compared to December 31, 2009. Non-performing FHA/VA guaranteed loans, which are guaranteed by an agency of the United States government and present little credit risk to Doral, were $121.3 million, an increase of $111.0 million from December 31, 2009.
CAPITAL RATIOS
Set forth below are Doral Financial Corporation, Doral Bank and Doral Bank, FSB capital ratios at December 31, 2010, based on existing Federal Reserve, FDIC and OTS guidelines.

		Banking Subsidiaries
	Doral Financial	Doral Bank PR	Doral Bank, FSB	Well Capitalized Minimum
Total capital ratio (total capital to risk weighted assets)	14.5%	15.6%	11.0%	10.0%
Tier 1 capital ratio (Tier 1 capital to risk weighted assets)	13.3%	14.4%	10.7%	6.0%
Leverage ratio (1)	8.6%	8.0%	6.5%	5.0%

(1)	Tier 1 capital to average assets in the case of Doral Financial and Doral Bank PR and Tier 1 Capital to adjusted total assets in the case of Doral Bank US.
As of December 31, 2010, Doral Bank PR and Doral Bank, FSB were in compliance with all the regulatory capital requirements that were applicable to them as a state non-member bank and federal savings bank, respectively.
As of December 31, 2010, both of the Company’s banking subsidiaries were considered well capitalized banks for purposes of prompt corrective action regulations adopted by the FDIC pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991.
ADDITIONAL FINANCIAL INFORMATION
Additional financial information, including the 10-K for the year ended December 31, 2010 and the Investor Deck is available at www.doralfinancial.com, under SEC Filings & Documents.
INVESTOR CALL
Doral will be hosting an earnings call for interested parties at 10 a.m EST, March 10, 2011.
Call-in information is:
United States Participant Number: (800) 230-1092
International Participant Number: (612) 288-0337
Conference Identification Number: 195370
FORWARD-LOOKING STATEMENTS
This Press Release contains forward-looking statements within the meaning of, and subject to the protections of, the Private Securities Litigation Reform Act of 1995. In addition, Doral Financial may make forward-looking statements in other press releases, other filings with the Securities and Exchange Commission (“SEC”) or in other public or shareholder communications and its senior management may make forward-looking statements orally to analysts, investors, the media and others.
These forward-looking statements may relate to the Company’s financial condition, results of operations, plans, objectives, future performance and business, including, but not limited to, statements with respect to the adequacy of the allowance for loan and lease losses, market risk and the impact of interest rate changes, capital markets conditions, capital adequacy and liquidity, and the effect of legal proceedings, regulatory matters and new accounting standards on the Company’s financial condition and results of operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts, but instead represent Doral Financial’s current expectations regarding future events. Such statements may be generally identified by the use of words or phrases such as “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “believe,” “expect,” “predict,” “forecast,” “anticipate,” “target,”

“goal,” “may” or words of similar meaning or similar expressions.
Doral Financial cautions readers not to place undue reliance on any of these forward-looking statements since they speak only as of the date made and represent Doral Financial’s current expectations of future conditions or results and are not guarantees of future performance. The Company does not undertake and specifically disclaims any obligations to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of those statements.
Forward-looking statements are, by their nature, subject to risks and uncertainties. Risk factors and uncertainties that could cause the Company’s actual results to differ materially from those described in forward-looking statements can be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, which is available in the Company’s website at www.doralfinancial.com.
Institutional Background
Doral Financial Corporation (“Doral,” “Doral Financial” or the “Company”) is a bank holding company engaged in banking (including thrift operations), mortgage banking and insurance agency activities through its wholly-owned subsidiaries Doral Bank (“Doral Bank PR”), Doral Bank, FSB, Doral Insurance Agency, Inc. (“Doral Insurance Agency”), and Doral Properties, Inc. (“Doral Properties”). Doral Bank PR operates three wholly-owned subsidiaries, Doral Mortgage, LLC (“Doral Mortgage”), Doral Money, Inc. (“Doral Money”), engaged in commercial and middle market syndicated lending primarily in the New York metropolitan area and since September 2010, in the northwest region of Florida, and CB, LLC, an entity formed to dispose of a real estate project of which Doral Bank PR took possession during 2005. Doral Money consolidates two variable interest entities created for the purpose of entering into a collateralized loan arrangement with a third party.
Doral Financial Corporation’s common shares trade on the New York Stock Exchange under the symbol DRL. Additional information about Doral Financial Corporation may be found on the Company’s website at www.doralfinancial.com.
For more information contact:
Investor Relations:
Christopher Poulton, EVP
christopher.poulton@doralfinancial.com
212-329-3794
Media:
Lucienne Gigante
VP Public Relations & Community
Lucienne.Gigante@doralbank.com
787-474-6298

EXHIBIT 99.2
Doral Financial Corporation Q4 Investor Presentation March 2011

Disclaimer 2 This presentation may include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995 (the "PSLRA"). These include comments with respect to our objectives and strategies, and the results of our operations and our business. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may." We intend these forward-looking statements to be covered by the safe harbor provisions of the PSLRA. Forward-looking statements provide our expectations or predictions of future conditions, events or results. They are, by their nature, subject to risks and uncertainties. They are not guarantees of future performance, and actual results may differ materially. By their nature, these forward-looking statements involve numerous assumptions and uncertainties, both general and specific, including those discussed in Doral Financial Corporation's 2010 Annual Report on Form 10-K and other filings we make with the Securities and Exchange Commission. Risk factors and uncertainties that could cause the Company's actual results to differ materially from those described in forward-looking statements can be found in the Company's 2010 Annual Report on Form, which is available in the Company's website at www.doralfinancial.com. The statements in this presentation speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements were made.

2010 Summary 3 Reduced Non-Performing Assets1 by $202MM (22%) Mortgage NPLs were reduced by $117MM (29%) Mortgage delinquency improved by $16MM (18%) Sold $559MM of low-quality and non-performing assets and recognized a loss of $162MM $378MM of Non-Agency Securities at a loss of $137MM $138MM of construction and land loans at a loss of $13MM $43 MM of Lehman Brothers Inc. gross receivables at a loss of $12MM Raised $171MM of common equity and converted $63MM of preferred shares Tier 1 Leverage Ratio is 8.6% Tier 1 Common Equity Ratio is 7.0% Restructured liabilities, reducing interest rate risk by 50%. Year 1 interest rate sensitivity is now neutral Interest rate risk on earnings in Years 3 - 5 has improved by 50%. During 2010, Doral took several actions that significantly de-risked the company. 1 Excluding FHA / VA government guaranteed mortgage loans

Puerto Rico's Leading Community Bank 4 .. Includes lease financing receivables, loans on savings deposits and other consumer loans. Residential Mortgage (68%) Consumer & Other1 (1%) C&I (11%) Construction & Land (8%) CRE (12%) Loan Type Mix ($6.0 B) Doral is Puerto Rico's leading community bank Core Deposits have grown to $2B 300K banking customers with over 200K active debit cards Doral continues its leadership role in affordable, fixed rate mortgages Residential mortgages account for 78% of Puerto Rico loans. Doral's average Puerto Rico mortgage is $105.5K Doral's PR Mortgages are Mature: 75% are prior to 2006 Doral has diversified its geographic exposure US loans grew to 15% of total loans in 2010 Opened 4 retail bank branches in New York and Florida Doral improved its capital position during 2010 Raised $171MM of new common equity during 2010 Converted $63MM of preferred shares 8.6% Tier 1 Leverage Ratio & 14.5% Total Risk Based Capital Doral retains a significant Deferred Tax Asset (DTA) reserve $568 MM gross DTA $463MM reserve against DTA $3.63 DTA reserve per share Puerto Rico (85%) Mainland U.S. (15%) Geographic Loan Mix ($6.0 B)

Asset Quality Trends Continued to Improve 5 2010 Non Performing Loans (excluding FHA / VA) fell $211.5MM During Q4, Non-Performing Loans (excluding FHA / VA) fell $114.5 MM to $626.5MM Mortgage delinquency declined in the quarter by $13.2MM (15.5%) Change Change Non-Performing Assets ($ MM) Q4 2009 Q3 2010 Q4 2010 Year over Year Qtr to Qtr Residential Mortgage1 $397.7 $363.8 $280.8 $(116.9) $(83.0) Commercial Real Estate 130.8 194.8 193.6 62.8 (1.2) Construction & Land 306.9 177.9 148.7 (158.2) (29.2) Commercial & Industrial 1.0 3.1 2.5 1.5 (0.6) Consumer / Other 1.6 1.4 0.9 (0.7) (0.5) Total $838.0 $741.0 $626.5 $(211.5) $(114.5) FHA / VA Guaranteed Residential Mortgage 10.3 124.8 121.3 111.0 (3.5) OREO 94.3 101.7 100.3 6.0 (1.4) Other - 3.2 3.7 $3.7 0.5 Total Non-Performing Assets $942.6 $970.7 $851.8 $(90.8) $(118.9) Delinquency (30 - 89 Days) ($MM) Residential Mortgage1 Delinquency $87.9 $85.0 $71.8 $(16.1) $(13.2) 1 Excludes FHA / VA Guaranteed Loans

6 4th Quarter Demonstrated Progress in De-Risking the Company Doral Financial Corp. ($MM) Income Statement Q4 2010 Net interest income $37.6 Provision 21.1 Non-interest income 27.8 Non-interest expense 76.4 Pre-tax income (loss) (32.1) Taxes 4.0 Net income (loss) (36.1) Net income (loss) to common (38.5) Balance Sheet Data ($B) Gross Loans $5.9 Total assets 8.6 Retail Deposits 2.3 Non-performing assets ($M)1 851.8 Capital Ratios Tier 1 Leverage Ratio 8.6% Total Risk Based Capital Ratio 14.5% Tier 1 Common / Risk Weighted Assets 7.0% Tangible Book Value / Share $4.10 Several actions that improved the company impacted earnings during the quarter: Sale of Lehman receivable: $(1.5)MM Early retirement of debt: $(2.1)MM Severance, lease and legal settlements: $(4.3)MM Credit Costs, totaling $18.4MM, remain a key driver to quarterly Non-Interest Expense. Retail deposits grew by $59MM during the quarter, while lowering retail deposit rates. Non-Performing Assets, excluding FHA/VA insured loans, have continued to decline. NPA's now 8.4% of assets, the lowest percentage in two years. Capital ratios remain above well capitalized levels with a leverage ratio of 8.6% and Tier 1 Common ratio of 7.0%. 1 Including FHA / VA guaranteed loans

Outlook 7 Puerto Rico economy continues to show signs of stabilization. Unemployment has fallen to 15% S&P increased Puerto Rico government debt rating to BBB from BBB- Recent government housing incentive has improved the housing sector Positive Non-Performing Asset trends expected to continue. Collections performance in Mortgage resulting in lower NPLs Reductions in NPLs expected to continue into Q1 2011 Tracking towards core profitability during 2011. As credit quality improves, credit costs ($18MM in Q4) are expected to decline. Diversification and funding price reductions are expected to improve NIM in 2011. Mortgage and banking fees expected to deliver over $80MM of non-interest income.